

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 11, 2009

<u>Via U S Mail and FAX [(852) 2755 9452]</u>

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

> **Re: ACL Semiconductors Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on April 14, 2009**
> **File No. 000-50140**

Dear Mr. Yang:

　　　　We have reviewed the information and proposed disclosures filed on November 17, 2009, and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments..

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We acknowledge your responses. Please note that we may have further comment upon review of the amended filings referred to in your letter. Completion of our review may also be affected by the resolution of prior comments 16 and 17, which were directed to the Company's auditors. You indicate that we can expect amended filings by the end of 2009, please keep us informed as to the extent of and reasons for any delays past the timing reflected in your responses.

Form 10-K for the fiscal year ended December 31, 2008

Note 12. Related Party Transaction, page F-31

2.   We refer to your response to prior comment 35. Tell us and in future filings please describe the nature of Aristo Technologies' business operations; and, describe the business purpose of the sales of memory components to and from the related party. Also, clarify whether pricing of these transactions is consistent with those when you purchase products from Samsung and sell those products to third parties.

3.   In that regard, tell us the significance of the receivables from Aristo Technologies to that entity's equity and assets. Tell us how you evaluated the guidance from Section 280 of the FASB Codification in assessing (1) whether Aristo is a variable interest entity and (2) whether ACL should consolidate Aristo under the guidance applicable to variable interest entities. Please note the guidance applicable to related parties in the referenced section of the FASB Codification.

Form 10-Q for the fiscal quarter ended September 30, 2009

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 3

4.   We see you have recorded proceeds from collection of a bad debt from a customer as non-operating income. We read in MD&A that the account receivable was "purchased through a bank under a factoring agreement which offered 90% credit risk coverage" and that customer went into liquidation and did not pay the receivable. To assist us in an understanding of the disclosure, please respond to the following:

- You indicate that the receivable was "purchased" through a bank. Please explain to us the nature of the transaction(s) leading you to record the receivable in your financial statements. If your business includes purchasing receivables from banks, please tell where you have provided disclosure about this business activity.
- Please explain to us the nature and operation of the factoring arrangement. In that regard and based on your disclosure, it is not clear whether you are purchasing or selling accounts receivable.
- If you factored (that is, sold) a receivable generated from your sales of your products to the customer, please tell us why you did not receive payment from the bank before default by the customer. Please explain the payment provisions of the factoring arrangement.
- If the reimbursement is in-substance recovery of a bad debt arising from sales of your products, please tell us why it is appropriate in US GAAP to classify the collection under the factoring arrangement as non-operating income. In that regard, tell us how you normally present recoveries of bad debts from customers in the income statement.

Condensed Consolidated Statements of Cash Flows, page 4

5.   Tell us whether the item "borrowing under capital lease" is an actual cash receipt. If it is not, please tell us why it is appropriate to include the item in the body of the cash flow statement. Please refer to FASB ASC 230-10-50-3 through 230-10-50-5.

Note 10, Cash Flow Information, page 16

6.   Please describe to us the rationale under Section 230 of the FASB Codification for presenting the provision for income taxes as a non-cash activity. That is, explain to us how the book provision for income taxes is a non-cash financing or non-cash investing activity, as described in the cited guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Note Sales, page 20

7.   Please tell us how your description of income from Samsung as "commissions" is consistent with your response prior comment 27 and your financial statement presentation of sales of Samsung products on a gross basis under FASB ASC 605-45-45.

Gross Profit, page 22

8.   In future filings please also disclose gross margin as a percentage of sales for each period presented and describe reasons for changes in the ratio from period to period.

Income Tax Provision, page 25

9.   In future filings please also disclose the effective income tax rate for each period and describe reasons for changes in the effective income tax rate from period to period. In that regard, the effective income tax rate is generally determined as the provision (benefit) for income taxes divided by pre-tax accounting income.

Other

10.   In Exhibit A of your letter, we note that the language of the management representations has been altered from that requested in that the word "filing" has been replaced with the phrase "Response Letter."   As the representations relate to your filings, please provide revised language as specified in our letter dated September 22, 2009.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant

copy: John Watkins Esq.
        Reitler, Kailas & Rosenblatt
        fax (212) 371-5500